Chardan Capital Markets, LLC

17 State Street

Suite 1600

New York, NY 10004

August 29, 2007

VIA TELECOPY (202) 942-9516

United States Securities and

Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

RE:	InterAmerican Acquisition Group Inc. Registration Statement on Form S-1 File No. 333-125558

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of InterAmerican Acquisition Group Inc., the undersigned, which is acting as the underwriter of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to August 30, 2007 at 10am (EST) or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

Chardan Capital Markets, LLC
By:	/s/ Kerry Propper
Name: Kerry Propper
Title: Chief Executive Officer